# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Klarna Group plc, CIK 0002003292
CUSIP: G5279N105
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: 10 York Road, London, United Kingdom (X0), 7ND
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002090555

## Reporting persons
- Heartland A/S: type of reporting person: corporation (CO); citizenship or place of organization: Denmark (G7); sole voting power 0; shared voting power 29,652,586; sole dispositive power 0; shared dispositive power 29,652,586; aggregate amount beneficially owned 29,652,586 (7.86% of the class)
  Comment: Row 6, 8 and 9: This Schedule 13G is filed by Heartland A/S, Aktieselskabet af 20.3.2020 and Anders Holch (together, the "Reporting Persons"). The securities reported in this Schedule 13G are directly held by Aktieselskabet af 20.3.2020. Heartland A/S and Mr. Povlsen may be deemed to have voting and dispositive power with respect to the securities.
  
  Row 11: The reported percentage is calculated based on 377,489,269 Ordinary Shares outstanding as of November 4, 2025, based on information provided by the Issuer.
- Aktieselskabet af 20.3.2020: type of reporting person: corporation (CO); citizenship or place of organization: Denmark (G7); sole voting power 0; shared voting power 29,652,586; sole dispositive power 0; shared dispositive power 29,652,586; aggregate amount beneficially owned 29,652,586 (7.86% of the class)
  Comment: Row 6, 8 and 9: This Schedule 13G is filed by the Reporting Persons. The securities reported in this Schedule 13G are directly held by Aktieselskabet af 20.3.2020. Heartland A/S and Mr. Povlsen may be deemed to have voting and dispositive power with respect to the securities.
  
  Row 11: The reported percentage is calculated based on 377,489,269 Ordinary Shares outstanding as of November 4, 2025, based on information provided by the Issuer.
- Anders Holch Povlsen: type of reporting person: individual (IN); citizenship or place of organization: Denmark (G7); sole voting power 0; shared voting power 29,652,586; sole dispositive power 0; shared dispositive power 29,652,586; aggregate amount beneficially owned 29,652,586 (7.86% of the class)
  Comment: Row 6, 8 and 9: This Schedule 13G is filed by the Reporting Persons. The securities reported in this Schedule 13G are directly held by Aktieselskabet af 20.3.2020. Heartland A/S and Mr. Povlsen may be deemed to have voting and dispositive power with respect to the securities.
  
  Row 11: The reported percentage is calculated based on 377,489,269 Ordinary Shares outstanding as of November 4, 2025, based on information provided by the Issuer.

## Item 1. Issuer
Name of issuer: Klarna Group plc
Address of issuer's principal executive offices: 10 York Road, London, United Kingdom, SE1 7ND

## Item 2. Person Filing
Name of person filing:
Heartland A/S
Aktieselskabet af 20.3.2020
Anders Holch Povlsen
Address of principal business office or, if none, residence: The address of the principal business office of the Reporting Persons is Store Torv 1 3, Aarhus C, 8000, Denmark.
Citizenship: The citizenship of each of the Reporting Persons is Denmark.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Row 9 of the cover page for each Reporting Person.
Percent of class: See Row 11 of the cover page for each Reporting Person.
Sole power to vote or to direct the vote: See Row 5 of the cover page for each Reporting Person.
Shared power to vote or to direct the vote: See Row 6 of the cover page for each Reporting Person.
Sole power to dispose or to direct the disposition: See Row 7 of the cover page for each Reporting Person.
Shared power to dispose or to direct the disposition: See Row 8 of the cover page for each Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 - RULE 13d-1(k)(1) AGREEMENT

## Signatures
- Heartland A/S: /s/ Lise Kaae, Lise Kaae/Chief Executive Officer and Managing Director (11/14/2025)
- Aktieselskabet af 20.3.2020: /s/ Lise Kaae, Lise Kaae/Chairman of the Board of Directors (11/14/2025)
- Anders Holch Povlsen: /s/ Anders Holch Povlsen, Anders Holch Povlsen (11/14/2025)